UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Contango ORE, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21077F100

(CUSIP Number)

Conway J. Schatz

1550 Market Street, Suite 450

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Hexagon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 4,921,163 shares of Common Stock of the Issuer outstanding as of September 15, 2017, as disclosed in the Issuer’s most recent Annual Report on Form 10-K filed on September 15, 2017.

CUSIP No. 21077F100	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Labyrinth Enterprises, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,334
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 4,921,163 shares of Common Stock of the Issuer outstanding as of September 15, 2017, as disclosed in the Issuer’s most recent Annual Report on Form 10-K filed on September 15, 2017.

CUSIP No. 21077F100	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 583,334
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 4,921,163 shares of Common Stock of the Issuer outstanding as of September 15, 2017, as disclosed in the Issuer’s most recent Annual Report on Form 10-K filed on September 15, 2017.

CUSIP No. 21077F100	13D	Page 5 of 9 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.01 per share par value (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Hexagon, LLC (“Hexagon”), (2) Labyrinth Enterprises, LLC (“Labyrinth”), and (3) Scott J. Reiman, by virtue of his ownership and control of Hexagon and Labyrinth. Hexagon, Labyrinth and Mr. Reiman are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of each of Hexagon, Labyrinth and Mr. Reiman is 1550 Market Street, Suite 450, Denver, CO 80202.

(c) The principal business of each of Hexagon and Labyrinth is as a private investment company that engages in marketable securities, real estate, private equity and venture capital, and oil and gas. The principal occupation of Mr. Reiman is as the founder and President of Hexagon. Mr. Reiman also owns 100% of Labyrinth, and approximately 18% of Hexagon through a trust of which he is the sole beneficiary.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Hexagon nor Labyrinth has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On April 15, 2013, Mr. Reiman settled an enforcement action brought by the Commission alleging violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5. Mr. Reiman neither admitted nor denied the charges. Mr. Reiman agreed to pay disgorgement of $398,000 plus prejudgment interest of $93,567 and a penalty of $398,000, and to be barred from acting as an officer or director of any public company for a period of five years. The settlement also barred him from the securities industry with the right to reapply for reentry after five years, and required him to cease-and-desist from future violations of Section 10(b) and Rule 10b-5.

(f) Each of Hexagon and Labyrinth is a Colorado limited liability company. Mr. Reiman is a citizen of the United States of America.

The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

March 2013 Transactions

On March 22, 2013, the Issuer issued an aggregate of 1,230,999 units (“Units”) at a price of $12.00 per Unit in a private placement to certain investors, including Hexagon and Labyrinth, pursuant to Subscription

CUSIP No. 21077F100	13D	Page 6 of 9 Pages

Agreements dated as of March 22, 2013 between the Company and each investor. Each Unit consisted of (i) one share of Common Stock and (ii) a five-year warrant to purchase one share of Common Stock at $10.00 per share, exercisable any time on or after September 22, 2013 (the “Warrants”). Hexagon paid an aggregate of $3 million for Units representing 250,000 shares of Common Stock and Warrants to purchase an additional 250,000 shares of Common Stock. Labyrinth paid an aggregate of $500,000 for Units representing 41,667 shares of Common Stock and Warrants to purchase an additional 41,667 shares of Common Stock. Following the private placement, Hexagon beneficially owned approximately 6.7% of the Issuer’s outstanding Common Stock as of that date, and Labyrinth beneficially owned approximately 1.1% of the Issuer’s outstanding Common Stock as of that date.

Pursuant to Registration Rights Agreements dated as of March 22, 2013, between the Issuer and each of Hexagon and Labyrinth, the Issuer agreed, upon demand at any time on or after March 22, 2014, to file a registration statement with the Commission in order to register the resale of the shares of Common Stock issued to Hexagon or Labyrinth, as applicable, and the shares of Common Stock underlying the Warrants.

November 2016 Transactions

On November 11, 2016, each of Hexagon and Labyrinth exercised its Warrants. Following the exercises, Hexagon beneficially owned 500,000 shares, or approximately 10.9% of the Issuer’s outstanding Common Stock as of that date, and Labyrinth beneficially owned 83,334 shares, or approximately 1.9% of the Issuer’s outstanding Common Stock as of that date.

Item 4.	Purpose of Transaction

The Reporting Persons beneficially own or may be deemed to beneficially own the Common Stock of the Issuer for investment purposes. Each of the Reporting Persons intend to continuously review his or its investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements, or otherwise, (2) dispose of all or a portion of his or its interest in the Issuer, through open market transactions, in negotiated block sales to one or more purchasers, or by gift or donation to family members, charitable organizations or third parties, (3) restructure the form of ownership of investment in the Issuer through distributions of Issuer securities by Hexagon and/or Labyrinth to their respective members and/or through private sales of membership interests in Hexagon and/or Labyrinth and/or securities of the Issuer to some or all of the members of Hexagon and/or Labyrinth, or (4) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the final paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change his or its intention with respect to any or all of such matters. In reaching any decision as to his or its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or it would take into consideration a variety of factors, including, but not limited to, the following: (a) the Issuer’s business and prospects; (b) other developments concerning the Issuer and its businesses generally; (c) other business opportunities available to the Reporting Person; (d) developments with respect to the business of the Reporting Person; (e) changes in law and government regulations; (f) general economic conditions; and (g) money and stock market conditions, including the market price of the securities of the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a

CUSIP No. 21077F100	13D	Page 7 of 9 Pages

class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosure assumes there are 4,921,163 shares of Common Stock of the Issuer outstanding as of September 15, 2017, which number is based on information set forth in the Annual Report on Form 10-K filed by the Issuer with the Commission on September 15, 2017.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows:

•	Hexagon beneficially owns 500,000 shares of Common Stock, or approximately 10.2% of the Issuer’s outstanding Common Stock as of September 15, 2017.

•	Labyrinth beneficially owns 83,334 shares, or approximately 1.7% of the Issuer’s outstanding Common Stock as of September 15, 2017.

•	Mr. Reiman beneficially owns 583,334 shares of the Issuer’s Common Stock by virtue of his ownership and control of Hexagon and Labyrinth, representing in the aggregate approximately 11.8% of the Issuer’s outstanding Common Stock as of September 15, 2017.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) None of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described below, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 21077F100	13D	Page 8 of 9 Pages

In connection with the March 2013 transactions described in Item 3 of this Schedule 13D, each of Hexagon and the Issuer and Labyrinth and the Issuer entered into a Subscription Agreements dated as of March 22, 2013, a Warrant dated March 22, 2013, and a Registration Rights Agreement dated as of March 22, 2013.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement dated October 2, 2017, among the Reporting Persons (filed herewith).

Exhibit 2.	Form of Subscription Agreement dated as of March 22, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

Exhibit 3.	Form of Registration Rights Agreement dated as of March 22, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

Exhibit 4.	Form of Warrant dated as of March 22, 2013 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

CUSIP No. 21077F100	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2017

HEXAGON, LLC

By:	/s/ Conway J. Schatz
Name:	Conway J. Schatz
Title:	Chief Investment Officer - EVP

LABYRINTH ENTERPRISES, LLC

By:	/s/ Conway J. Schatz
Name:	Conway J. Schatz
Title:	Chief Investment Officer - EVP

SCOTT J. REIMAN

/s/ Scott J. Reiman
Name: Scott J. Reiman